CTS Corporation
Form 10-K 2004

EXHIBIT (99)(a)

RISK FACTORS

CTS’ FAILURE TO SUCCESSFULLY INTEGRATE SMTEK INTERNATIONAL, INC. ON A TIMELY BASIS INTO CTS’ OPERATIONS COULD REDUCE CTS’ PROFITABILITY.

CTS expects that the acquisition of SMTEK International, Inc. will result in certain synergies, business opportunities and growth prospects. CTS, however, may never realize these expected synergies, business opportunities and growth prospects. CTS may experience increased competition that limits its ability to expand its business, CTS may not be able to capitalize on expected business opportunities including retaining SMTEK’s current customers, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. In addition, integrating operations will require significant efforts and expenses on the part of both CTS and SMTEK. Personnel may leave or be terminated because of the merger. CTS’ management may have its attention diverted while trying to integrate SMTEK. If these factors limit CTS’ ability to integrate the operations of SMTEK successfully or on a timely basis, CTS’ expectations of future results of operations, including certain cost savings and synergies expected to result from the merger, may not be met. In addition, CTS’ growth and operating strategies for SMTEK’s business may be different from the strategies that SMTEK currently is pursuing.

THE PRICE OF CTS COMMON STOCK HAS BEEN VOLATILE AND MAY CONTINUE TO FLUCTUATE SIGNIFICANTLY, WHICH MAY RESULT IN LOSSES FOR INVESTORS.

The market price for CTS common stock has been and may continue to be volatile.

From January 1, 2002 to March 1, 2005, the sale price of CTS common stock ranged from a low of $3.65 per share to a high of $19.56 per share. CTS common stock may continue to be subject to fluctuations as a result of a variety of factors, including factors beyond its control. These include:

•	changing conditions in CTS’ industries and its customers’ businesses such as competition, demand for products and services, and technological advances;
•	changes in CTS’ revenues and earnings, including changes as a result of restructuring programs;
•	changes in market valuations of related companies;
•	announcements by CTS or its competitors of new products or technical innovations or of significant acquisitions, strategic partnerships or joint ventures;
•	general conditions in equity markets, particularly in CTS’ industries;
•	general U.S. and worldwide economic conditions;
•	changes in CTS’ customer base, including any loss of a major customer, a significant increase or decrease in business from a major customer or changes in CTS’ contracts with customers;
•	introduction and market acceptance of CTS’ customers’ new products and changes in demand for CTS’ customers’ existing products;
•	effectiveness in managing CTS’ manufacturing processes and related assets, including its inventory and fixed assets;
•	adverse or unfavorable publicity regarding CTS or its products or services;
•	additions or departures of key personnel;
•	changes in financial estimates by securities analysts and deviations in revenues or earnings from levels expected by securities analysts;
•	future sales of CTS common stock.

CTS may fail to meet expectations of its shareholders or of analysts at some time in the future, and its stock price could decline as a result. In addition, sales of a substantial number of shares of CTS common stock in the public market or the appearance that these shares are available for sale could adversely affect the market price for CTS common stock.

ANTI-TAKEOVER PROVISIONS COULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL OF CTS EVEN IF THE CHANGE IN CONTROL WOULD BE BENEFICIAL TO CTS SHAREHOLDERS.

CTS is an Indiana corporation subject to Indiana state law. Some provisions of Indiana law could interfere with or restrict takeover bids or other change in control events affecting CTS. One statutory provision prohibits, except under specified circumstances, CTS from engaging in any mergers, sale of assets, recapitalizations and reverse stock splits with any shareholder who owns 10% or more of CTS common stock or any affiliate of the shareholder. Also, provisions in CTS’ articles of incorporation, bylaws, and other agreements to which CTS is a party, could delay, deter or prevent a change in control of CTS, even if a change in control would be beneficial to shareholders. CTS has opted out of Indiana’s “control share acquisition” provisions, which restrict the voting rights of shares acquired in transactions which cause the beneficial owner of the shares to exceed specified ownership thresholds. CTS could, however, by action of its board of directors, elect to have those provisions apply.

In addition, CTS has a shareholder rights agreement that under certain circumstances would significantly impair the ability of third parties to acquire control of CTS without prior approval of CTS’ board of directors. In addition, CTS’ articles of incorporation allow it to issue up to an additional 22.3 million shares of common stock and 25.0 million shares of preferred stock without shareholder approval. CTS’ board of directors has the authority to determine the price and terms under which the additional common or preferred stock may be issued. Issuance of this common and preferred stock could make it more difficult for a third party to acquire control of CTS.

BECAUSE CTS CURRENTLY DERIVES A SIGNIFICANT PORTION OF ITS REVENUES FROM A SMALL NUMBER OF CUSTOMERS, ANY DECREASE IN ORDERS FROM THESE CUSTOMERS COULD HAVE AN ADVERSE EFFECT ON CTS’ BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

CTS depends on a small number of customers for a large portion of its business, and changes in the level of its customers’ orders have, in the past, had a significant impact on its results of operations. CTS’ 15 largest customers represent a substantial portion of its sales, approximately 69% of net sales in 2004, 71% of net sales in 2003 and 73% of net sales in 2002. CTS’ two largest customers are Hewlett-Packard Company and Motorola, Inc., which represented approximately 33% and 13%, respectively, of its net sales in 2004. If a major customer significantly cancels, delays or reduces the amount of business it does with CTS, there could be an adverse effect on CTS’ business, financial condition and operating results. Such adverse effect likely would be material if one of CTS’ largest customers significantly reduced its amount of business. Significant pricing and margin pressures exerted by a key customer could also materially adversely affect CTS’ operating results. In addition, CTS generates significant accounts receivable from sales to its major customers. If one or more of CTS’ largest customers were to become insolvent or otherwise unable to pay or were to delay payment for services, CTS’ business, financial condition and operating results could be materially adversely affected.

CTS’ CUSTOMERS HAVE CANCELED AND MAY IN THE FUTURE CANCEL THEIR ORDERS, CHANGE PRODUCTION QUANTITIES OR LOCATIONS OR DELAY PRODUCTION.

CTS generally does not obtain firm, long-term purchase commitments from its customers, and has often experienced reduced lead times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. Uncertain economic and geopolitical conditions have resulted, and may continue to result, in some of CTS’ customers delaying the delivery of some of the products CTS manufactures for them and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, CTS’ results of operations by reducing the volumes of products manufactured by CTS, as well as by causing a delay in the recovery of its expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins.

In addition, customers may require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and the inability to fulfill all orders at another. In addition, CTS makes significant decisions, including determining the levels of orders that it will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on its estimates of customer requirements. The short-term nature of CTS’ customers’ commitments and the changes in demand for their products reduce CTS’ ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of CTS’ manufacturing capacity. Anticipated orders may not materialize and delivery schedules may be deferred as a result of changes in demand for CTS’ products or its customers’ products. CTS often increases staffing and capacity, and incurs other expenses to meet the anticipated demand of its customers, which cause reductions in its gross margins if customer orders are delayed or canceled. On occasion, customers require rapid increases in production, which may stress CTS’ resources and reduce margins. CTS may not have sufficient capacity at any given time to meet its customers’ demands. In addition, because many of CTS’ costs and operating expenses are relatively fixed over the short term, a reduction in customer demand harms its gross profit and operating income until such time as adjustments can be made to activity or operating levels and structural costs.

BECAUSE CTS DERIVES A SUBSTANTIAL PORTION OF ITS REVENUES FROM CUSTOMERS IN THE AUTOMOTIVE, COMPUTER AND COMMUNICATIONS INDUSTRIES, IT IS SUSCEPTIBLE TO TRENDS AND FACTORS AFFECTING THOSE INDUSTRIES AS WELL AS THE SUCCESS OF ITS CUSTOMERS’ PRODUCTS.

Net sales to the automotive, computer and communications industries represent a substantial portion of CTS’ revenues. Factors negatively affecting these industries and the demand for products also negatively affect CTS’ business, financial condition and operating results. Any adverse occurrence, including industry slowdown, recession, political instability, costly or constraining regulations, armed hostilities, terrorism, excessive inflation, prolonged disruptions in one or more of CTS’ customers’ production schedules or labor disturbances, that results in significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of CTS’ customers in these industries, could materially adversely affect CTS’ business, financial condition and operating results. For example, the trend toward consolidation in the computer and communications industries could result in a lower level of acceptance of CTS’ products, reduced product requirements, purchasing delays by combined entities or the loss of one or more customers. Also, the automotive industry is generally highly unionized and some of CTS’ customers have, in the past, experienced labor disruptions. Furthermore, the automotive industry is highly cyclical in nature and sensitive to changes in general economic conditions, consumer preferences and interest rates.

CTS’ customers are primarily original equipment manufacturers, or OEMs, in the automotive, computer and communications industries. CTS’ future sales are dependent on the success of its customers. CTS’ customers may discontinue or modify their products containing products that CTS manufactures or develop products requiring new manufacturing processes. In addition, the computer and communications industries are subject to rapid technological change and changes in demand for CTS’ products. If CTS’ customers are unable to develop products that keep pace with the changing technological environment, its customers’ products could lose market acceptance, and the demand for CTS’ products could decline significantly. If CTS is unable to offer technologically advanced, easily adaptable and cost-effective products in response to changing customer requirements, demand for its products will decline.

CTS MAY BE UNABLE TO COMPETE EFFECTIVELY AGAINST COMPETITORS IN ITS COMPONENTS AND SENSORS SEGMENT.

CTS’ components and sensors segment operates in highly competitive industries that are characterized by price erosion and rapid technological change. CTS competes against many domestic and foreign companies, some of which have substantially greater manufacturing, financial, research and development and marketing resources than CTS. Additionally, many of CTS’ customers are seeking to consolidate their business among one or more preferred or qualified suppliers. If any customer becomes dissatisfied with CTS’ prices, quality or timeliness of delivery, among other things, it could award future business or even move existing business to CTS’ competitors. Moreover, some of CTS’ customers could choose to manufacture and develop particular products themselves rather than purchase them from CTS. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could materially adversely affect CTS’ business, financial condition and operating results. In addition, some of CTS’ competitors have engaged, and may in the future engage, in merger and acquisition transactions. Consolidations by competitors are likely to create entities with increased market share, customer bases, proprietary technology, marketing expertise and sales force size. These developments may materially adversely affect CTS’ ability to compete against these competitors. CTS cannot assure you that its products will continue to compete successfully with its competitors’ products, including OEMs, many of which are significantly larger than CTS and have greater financial and other resources than CTS.

CTS IS SUBJECT TO INTENSE COMPETITION IN THE EMS INDUSTRY.

CTS competes against many providers of electronics manufacturing services. Some of its competitors have substantially greater manufacturing and financial resources and in some cases have more geographically diversified international operations than CTS. CTS’ competitors, such as Benchmark Electronics, Inc., Solectron, Inc., Sanmina — SCI Corporation and Teradyne, Inc., include both large global EMS providers and smaller EMS companies that often have a regional, product, service or industry specific focus. CTS also faces competition from the manufacturing operations of its current and future OEM customers, which may elect to manufacture their own products internally rather than outsource the manufacturing to EMS providers. In addition, CTS could face competition in the future from other large global EMS providers, such as Celestica, Inc., Flextronics International Ltd. and Jabil Circuit, Inc., which currently provide services to some of CTS’ largest customers for different products, as well as competition from smaller EMS companies such as Plexus Corp., Reptron Electronics, Inc. and LaBarge, Inc. CTS may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with significant offshore facilities located where labor and other costs are lower. Competition may intensify further if more companies enter the markets in which CTS’ operates. CTS’ failure to compete effectively could materially adversely affect its business, financial condition and operating results.

CTS MAY BE UNABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES THAT COULD MAKE SOME OF ITS PRODUCTS OR PROCESSES OBSOLETE BEFORE IT REALIZES A RETURN ON ITS INVESTMENT.

The technologies relating to some of CTS’ products have undergone, and are continuing to undergo, rapid and significant changes. Specifically, end markets for electronic components and assemblies are characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render CTS’ existing products obsolete and unmarketable before CTS can recover any or all of its research, development and commercialization expenses on capital investments. Furthermore, the life cycles of CTS’ products and the products CTS manufactures for others vary, may change and are difficult to estimate.

CTS’ future success will depend upon its ability to develop and introduce new products and product enhancements on a timely basis that keep pace with technological developments and emerging industry standards and address increasingly sophisticated requirements of CTS’ customers. CTS has incurred, and expects to continue to incur, expenses typical of the electronics industry associated with research and development activities and the introduction and promotion of new products. There can be no assurance that the expenses incurred will not exceed research and development cost estimates or that new products will achieve market acceptance and generate sales sufficient to offset development costs. CTS also cannot provide assurance you that it will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products or product enhancements or that CTS’ new products or product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. There can be no assurance that products or technologies developed by others will not render CTS’ products non-competitive or obsolete. If CTS is unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, CTS’ business, financial condition and operating results could be materially adversely affected.

CTS SELLS PRODUCTS TO CUSTOMERS IN CYCLICAL INDUSTRIES, WHICH ARE SUBJECT TO SIGNIFICANT DOWNTURNS THAT COULD MATERIALLY ADVERSELY AFFECT CTS’ BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

CTS sells products to customers in cyclical industries, which have experienced economic and industry downturns. These markets for CTS’ electronic components and sensors and electronics manufacturing services products have softened in the past and may again soften in the future. CTS incurred sizeable net losses in each of 2001 and 2002 of approximately $45.4 million and $17.9 million, respectively, due in part to economic and industry downturns. CTS may face reduced end-customer demand, underutilization of CTS’ manufacturing capacity, changes in CTS’ revenue mix and other factors that could adversely affect CTS’ results of operations in the near term. CTS cannot predict whether it will achieve profitability in future periods.

Deterioration of revenues and earnings, beyond current levels, could have a negative effect on CTS’ business, financial condition and operating results. This could also have a negative effect on the price of CTS common stock and could also make it difficult for CTS to service its debt. Violation of the covenants in CTS’ credit facility could require substantial fees to CTS’ banks until the violation is corrected. In the event the violation cannot be corrected, all of the indebtedness under CTS’ credit facility, its 6 1/2% convertible subordinated debentures and notes, as well as certain other indebtedness, may be accelerated. If CTS’ indebtedness is accelerated, CTS cannot be certain that it will have sufficient funds to pay the accelerated indebtedness or that it will have the ability to refinance the accelerated indebtedness on terms favorable to CTS or at all.

CTS’ OPERATING RESULTS VARY SIGNIFICANTLY FROM PERIOD TO PERIOD.

CTS experiences fluctuations in its operating results. Some of the principal factors that contribute to these fluctuations are:

•	changes in demand for CTS’ products;
•	CTS’ effectiveness in managing manufacturing processes, costs and timing of CTS’ component purchases so that components are available when needed for production, while mitigating the risks of purchasing inventory in excess of immediate production needs;
•	the degree to which CTS is able to utilize its available manufacturing capacity;
•	changes in the cost and availability of components, which often occur in the electronics manufacturing industry and which affect CTS’ margins and its ability to meet delivery schedules;
•	general economic and served industry conditions;
•	local conditions and events that may affect CTS’ production volumes, such as labor conditions and political instability.

In addition, due to the significant differences in the operating income margins in CTS’ two reporting segments, the mix of sales between CTS’ components and sensors segment and CTS’ EMS segment affect CTS’ operating results from period to period. In addition, although CTS’ restructuring activities and relocation of some of its manufacturing operations to Asia should result in improved operating income margins in CTS’ components and sensors segment, CTS can provide no assurances that this will occur.

CTS MAY FURTHER RESTRUCTURE ITS OPERATIONS, WHICH MAY MATERIALLY ADVERSELY AFFECT CTS’ BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

In 2001, 2002 and 2003, CTS recorded restructuring and impairment charges of $40.0 million, $18.3 million and $4.6 million, respectively, relating to costs incurred to effect operational improvements and related organizational realignments, primarily in CTS’ components and sensors segment. CTS completed these restructuring actions, including the relocation of certain manufacturing operations, in 2003. CTS may incur additional restructuring and impairment charges in the future if circumstances warrant. If CTS restructures its operations in the future and is unsuccessful in implementing restructuring plans, CTS may experience disruptions in its operations and higher ongoing costs, which may materially adversely affect CTS’ business, financial condition and operating results.

CTS FACES RISKS RELATING TO ITS INTERNATIONAL OPERATIONS.

Because CTS has significant international operations, its operating results and financial condition could be materially adversely affected by economic, political, health, regulatory and other factors existing in foreign countries in which CTS operates. CTS’ international operations are subject to inherent risks, which may materially adversely affect CTS, including:

•	political and economic instability in countries in which CTS’ products are manufactured;
•	expropriation or the imposition of government controls;
•	changes in government regulations;
•	export license requirements;
•	trade restrictions;
•	earnings expatriation restrictions;
•	exposure to different legal standards;
•	less favorable intellectual property laws;
•	health conditions and standards;
•	currency controls;
•	fluctuations in exchange rates;
•	increases in the duties and taxes CTS pays;
•	high levels of inflation or deflation;
•	greater difficulty in collecting CTS’ accounts receivable and longer payment cycles;
•	changes in labor conditions and difficulties in staffing and managing CTS’ international operations;
•	limitations on insurance coverage against geopolitical risks, natural disasters and business operations;
•	communication among and management of international operations.

In addition, these same factors may also place CTS at a competitive disadvantage to some of CTS’ foreign competitors.

To respond to competitive pressures and customer requirements, CTS may further expand internationally at low cost locations, particularly in Asia. If CTS continues to expand in these locations, CTS may incur additional capital expenditures. CTS cannot assure you that it will realize the anticipated strategic benefits of CTS’ international operations or that its international operations will contribute positively to, and not adversely affect, CTS’ business, financial condition and operating results.

Furthermore, because a significant portion of CTS’ products are manufactured in Asia, primarily in China and Taiwan, any conflict or uncertainty in these countries, including public health or safety concerns, such as Severe Acute Respiratory Syndrome (SARS), or natural disasters, such as earthquakes, could have a material adverse effect on CTS’ business, financial condition and operating results. In addition, if the government of any country in which CTS’ products are manufactured or sold sets technical standards for products made in or imported into their country that are not widely shared, some of CTS’ customers may suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards or disrupt cross-border manufacturing partnerships, which, in each case, could materially adversely affect CTS’ business, financial condition and operating results.

CTS IS EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES THAT HAVE ADVERSELY AFFECTED, AND MAY CONTINUE TO ADVERSELY AFFECT, CTS’ BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

CTS transacts business in various foreign countries. CTS presents its consolidated financial statements in U.S. dollars, but a portion of CTS’ revenues and expenditures are transacted in other currencies. As a result, CTS is exposed to fluctuations in foreign currencies. CTS has currency exposure arising from both sales and purchases denominated in currencies other than the U.S. dollar. Volatility in the exchange rates between the foreign currencies and the U.S. dollar could harm CTS’ business, financial condition and operating results. Furthermore, to the extent CTS sells its products in foreign markets, currency fluctuations may result in CTS’ products becoming too expensive for foreign customers. For example, CTS’ EMS business located in the United Kingdom sells primarily in U.S. dollars while most of the operating expenses and some material purchases are made in UK pound sterling. Accordingly, when the U.S. dollar weakens against the UK pound sterling, CTS’ EMS segment operating results generally worsen. As the U.S. dollar strengthens against the UK pound sterling and the Euro, CTS’ components and sensors segment operating results generally worsen. CTS also manufactures products in China, most of which CTS sells in U.S. dollars. An appreciation of the Chinese RMB against the U.S. dollar would increase CTS’ expenses when translated into U.S. dollars.

IF CTS IS UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY OR IT INFRINGES, OR IS ALLEGED TO INFRINGE, ON ANOTHER PERSON’S INTELLECTUAL PROPERTY, CTS’ BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

The success of CTS’ business depends, in part, upon CTS’ ability to protect trade secrets, copyrights and patents, obtain or license patents and operate without infringing on the intellectual property rights of others. CTS relies on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect CTS’ proprietary rights in its products and technology. The steps taken by CTS in this regard may not be adequate to prevent misappropriation of CTS’ technology. In addition, the laws of some foreign countries in which CTS operates do not protect CTS’ proprietary rights to the same extent as do the laws of the United States. Although CTS continues to evaluate and implement protective measures, there can be no assurance that these efforts will be successful. CTS’ inability to protect its intellectual property rights could diminish or eliminate the competitive advantages that CTS derives from its technology, cause CTS to lose sales or otherwise harm CTS’ business.

CTS believes that patents will continue to play an important role in its business. However, there can be no assurance that it will be successful in securing patents for claims in any pending patent application or that any issued patent will provide CTS with any competitive advantage. CTS also cannot provide assurance that the patents will not be challenged by third parties or that the patents of others will not materially adversely affect CTS’ ability to do business.

CTS may become involved in litigation in the future to protect its intellectual property or because others may allege that CTS infringes on their intellectual property. These claims and any resulting lawsuit could subject CTS to liability for damages and invalidate CTS’ intellectual property rights. If an infringement claim is successfully asserted by a holder of intellectual property rights, CTS may be required to cease marketing or selling certain products, pay a penalty for past infringement and spend significant time and money to develop a non-infringing product or process or to obtain licenses for the technology, process or information from the holder. CTS may not be successful in the development of a non-infringing alternative, or licenses may not be available on commercially acceptable terms, if at all, in which case CTS may lose sales and profits. In addition, any litigation could be lengthy and costly and could materially adversely affect CTS even if CTS is successful in the litigation.

CTS IS SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS AND REGULATIONS THAT EXPOSE CTS TO POTENTIAL FINANCIAL LIABILITY.

CTS’ operations are regulated by a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for CTS because it uses hazardous materials in its manufacturing processes. If CTS violates environmental laws or regulations, CTS could be held liable for substantial fines, damages, and costs of remedial actions. CTS’ environmental permits could also be revoked or modified, which could require CTS to cease or limit production at one or more of its facilities, thereby materially adversely affecting CTS’ business, financial condition and operating results. Environmental laws and requirements, including environmental laws in the European Union and other foreign jurisdictions, have generally become more stringent over time and could continue to do so, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could materially affect CTS’ business, financial condition and operating results.

In addition, because CTS is a generator of hazardous wastes, even if CTS fully complies with applicable environmental laws and requirements, CTS may be subject to financial exposure for costs, including costs of investigation and any remediation, associated with contaminated sites at which hazardous substances from CTS’ operations have been stored, treated or disposed of. CTS may also be subject to exposure for such costs at sites that CTS currently owns or operates or formerly owned or operated. Such exposure may be joint and several, so that CTS may be held responsible for more than its share of the contamination or even for the entire contamination.

CTS has been notified by the Environmental Protection Agency, state environmental agencies and, in some cases, generator groups that CTS is or may be a potentially responsible party regarding hazardous substances at several sites not owned or operated by CTS, as well as several sites that CTS owns. Although CTS estimates its potential liability with respect to environmental violations or alleged violations and other environmental liabilities and reserves for such matters, CTS cannot assure you that its reserves will be sufficient to cover the actual costs that it incurs as a result of these matters. CTS also cannot assure you that additional contamination will not be found in the future, either at sites currently known to CTS or at other sites. Any liability CTS may have for such matters could materially adversely affect CTS’ business, financial condition and operating results.

CTS INTENDS TO EXPLORE ACQUISITIONS, JOINT VENTURES AND OTHER TRANSACTIONS THAT COMPLEMENT OR EXPAND CTS’ BUSINESS. CTS MAY NOT BE ABLE TO COMPLETE THESE TRANSACTIONS AND THESE TRANSACTIONS, IF EXECUTED, POSE SIGNIFICANT RISKS AND MAY MATERIALLY ADVERSELY AFFECT CTS’ BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

CTS intends to explore opportunities to buy other businesses or technologies that could complement, enhance or expand CTS’ current business or product lines or that might otherwise offer CTS growth opportunities. CTS may have difficulty finding these opportunities or, if CTS does identify these opportunities, CTS may not be able to complete the transactions for reasons including a failure to secure financing. Any transactions that CTS is able to identify and complete may involve a number of risks, including:

•	the diversion of CTS’ management’s attention from CTS’ existing business to integrate the operations and personnel of the acquired or combined business or joint venture;
•	possible adverse effects on CTS’ operating results during the integration process;
•	CTS’ possible inability to achieve the intended objectives of the transaction.

In addition, CTS may not be able to successfully or profitably integrate, operate, maintain and manage CTS’ newly acquired operations or employees. CTS may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies. In addition, future acquisitions may result in dilutive issuances of equity securities or the incurrence of additional debt.

CTS MAY EXPERIENCE RAW MATERIAL SHORTAGES AND SHORTAGES OF REQUIRED ELECTRONIC COMPONENTS, WHICH COULD CAUSE CTS TO DELAY SHIPMENTS TO CUSTOMERS AND REDUCE CTS’ BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

In the past, from time to time, there have been shortages in certain raw materials used in the manufacture of CTS’ components and sensors and certain electronic components purchased by CTS and incorporated into assemblies and subassemblies. Unanticipated raw material or electronic component shortages may prevent CTS from making scheduled shipments to customers. CTS’ inability to make scheduled shipments could cause CTS to experience a shortfall in revenue, increase CTS’ costs and adversely affect CTS’ relationship with affected customers and CTS’ reputation as a reliable service provider. Raw material and electronic component shortages may also increase CTS’ cost of goods sold because CTS may be required to pay higher prices for raw materials or electronic components in short supply and order these raw materials or electronic components in greater quantities to compensate for variable delivery times. As a result, raw material or electronic component shortages could adversely affect CTS’ operating results for a particular period due to the resulting revenue shortfall and increased costs.

CTS’ INDEBTEDNESS MAY ADVERSELY AFFECT ITS FINANCIAL HEALTH.

As of January 31, 2005, CTS’ debt balance was $97.3 million, consisting of $60.0 million of 2.125% convertible senior subordinated notes, $25.0 million of 6 1/2% convertible subordinated debentures, $1.1 million of borrowings under CTS’ revolving credit facility and $11.2 million of borrowings under foreign credit facilities. The level of CTS’ indebtedness could, among other things:

•	increase CTS’ vulnerability to general economic and industry conditions, including recessions;
•	require CTS to use cash flow from operations to service its indebtedness, thereby reducing its ability to fund working capital, capital expenditures, research and development efforts and other expenses;
•	limit CTS’ flexibility in planning for, or reacting to, changes in its business and the industries in which it operates;
•	place CTS at a competitive disadvantage compared to competitors that have less indebtedness;
•	limit CTS’ ability to borrow additional funds that may be needed to operate and expand its business.

CTS’ CREDIT FACILITY AND THE AGREEMENTS GOVERNING CTS’ 6 1/2% CONVERTIBLE SUBORDINATED DEBENTURES CONTAIN PROVISIONS THAT COULD MATERIALLY RESTRICT CTS’ BUSINESS.

CTS’ credit facility contains a number of significant covenants that, among other things, limit CTS’ ability to:

•	dispose of assets;
•	incur additional debt (including pursuant to capital leases);
•	guarantee third-party obligations;
•	repay other debt or amend subordinated debt instruments;
•	create liens on assets;
•	make investments, loans or advances;
•	make acquisitions or engage in mergers or consolidations;
•	make capital expenditures; and
•	engage in certain transactions with CTS’ subsidiaries and affiliates.

In addition, under CTS’ credit facility, CTS is required to meet a number of financial ratios and tests. The agreements governing CTS’ 6 1/2% convertible subordinated debentures contain covenants that, among other things, limit CTS’ ability to:

•	pay dividends on, redeem or repurchase capital stock;
•	make payments with respect to any indebtedness that ranks junior to CTS’ 6 1/2% convertible subordinated debentures;
•	engage in certain transactions with CTS’ subsidiaries and affiliates.

The restrictions contained in CTS’ credit facility and in the agreements governing CTS’ 6 1/2% convertible subordinated debentures could limit CTS’ ability to plan for or react to market conditions or meet capital needs or could otherwise restrict CTS’ activities or business plans. These restrictions could adversely affect CTS’ ability to finance its operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that could be in CTS’ interests.

CTS’ ability to comply with these covenants may be affected by events beyond its control. If CTS breaches any of these covenants or restrictions, it could result in an event of default under CTS’ credit facility, the agreements governing CTS’ 6 1/2% convertible subordinated debentures, the indenture for the notes or documents governing any other existing or future indebtedness. A default, if not cured or waived, may permit acceleration of CTS’ indebtedness. In addition, CTS’ lenders could terminate their commitments to make further extensions of credit under CTS’ credit facility. If CTS’ indebtedness is accelerated, CTS cannot be certain that it will have sufficient funds to pay the accelerated indebtedness or that it will have the ability to refinance accelerated indebtedness on terms favorable to CTS or at all.

LOSS OF CTS’ KEY MANAGEMENT AND OTHER PERSONNEL, OR AN INABILITY TO ATTRACT KEY MANAGEMENT AND OTHER PERSONNEL, COULD MATERIALLY AFFECT CTS’ BUSINESS.

CTS depends on its senior executive officers and other key personnel to run its business. CTS does not have long-term retention contracts with its key personnel. The loss of any of these officers or other key personnel could adversely affect CTS’ operations. Competition for qualified employees among companies that rely heavily on engineering and technology is at times intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of CTS’ business could hinder CTS’ ability to conduct research activities successfully and develop marketable products.